

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 29, 2007

<u>via U.S. mail and facsimile</u>

CT Corporation System
Agent for Service
111 Eighth Street
New York, New York 10011

> **Re:** **WSP Holdings Limited**
> **Amendment No. 2 to Form F-1**
> **File No. 333-147351**
> **Filed November 23, 2007**

Dear Sir or Madam:

We have reviewed the Form F-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears to the staff that it would be appropriate for the risk factor "We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control" on page 15 to include the disclosure now appearing only under *"Demand for seamless OCTG in the domestic and export markets"* on p.60, regarding sales of your products into Sanctions Targets during 2006 and the six months ended June 30, 2007.

2. We note that the countries identified on p.60 as Sanctions Targets into which your products have been resold no longer include Iran. Please advise us of the reasons for this change.

3. Please file all of the required exhibits as soon as possible. We note, for example, that you must still file the underwriting agreement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed at 202-551-3773, or in her absence, Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at 202-551-3292, or in her absence, me at 202-551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: John Huber, Esq. (by facsimile)
        N. Mohammed
        D. Levy
        M. Cascio
        C. Blye